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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(d)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

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                            EFFICIENT NETWORKS, INC.
                           (Name of Subject Company)

                            EFFICIENT NETWORKS, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                  282056 10 0
                         (Cusip Number of Common Stock)

                                 Bruce W. Brown
                            Chief Executive Officer
                                4849 Alpha Road
                              Dallas, Texas 75244
                                 (972) 852-1000
          (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of The Person(s)
                               Filing Statement)

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                                With Copies To:

                             Michael Kennedy, Esq.
                             Adam R. Dolinko, Esq.
                             Shelly R. Dolev, Esq.
                       Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                      One Market, Spear Tower, 33rd Floor
                        San Francisco, California 94105
                                 (415) 947-2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

   This Amendment No. 1 ("Amendment No. 1") to Schedule 14D-9 amends the
Schedule 14D-9 filed with the Securities and Exchange Commission ("SEC") on March 2, 2001 (the "Schedule 14D-9) by Efficient Networks, Inc., a Delaware corporation ("Efficient"), relating to the tender offer commenced by Memphis Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens") and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), on March 2, 2001 to purchase all of the outstanding shares of common stock, $0.001 par value, of Efficient, at a price of $23.50 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2001, and the related Letter of Transmittal disclosed in a Tender Offer Statement on Schedule TO, dated March 2, 2001, and filed with the Securities and Exchange Commission, as set forth below:

ITEM 8. Additional Information

   On February 23, 2001, a class action complaint was filed in the County Court of Dallas County in the State of Texas, on behalf of a putative class of public stockholders of Efficient alleging causes of action relating to the Merger Agreement and the transactions contemplated thereby. The case is encaptioned Josephine Greenleaf, et al. v. Efficient Networks, Inc., et al., Cause No. 01-02132-D. A copy of the complaint (the "Complaint") filed in connection with the aforementioned action is filed as Exhibit 16 hereto and this summary is qualified in its entirety by reference to the Complaint. The defendants in the action include Efficient and its directors. The Complaint alleges, among other things, that defendants breached (and are continuing to breach) their fiduciary duties to plaintiff and other members of the putative class by entering into the Merger Agreement without first undertaking procedures allegedly designed to maximize stockholder value. The plaintiff seeks, among other things, to enjoin the defendants from proceeding with and consummating the Offer and the Merger. Efficient believes that the class action is without merit, and intends to defend it vigorously.

ITEM 9. Material To Be Filed As Exhibits

 Exhibit 16. Complaint in Josephine Greenleaf, et al. v. Efficient Networks,
             Inc., et al., Cause No. 01-02132-D, County Court of Dallas County in the State of Texas (incorporated by reference to Exhibit 99(d)(6) to the Schedule TO).

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